Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Mellon Funds Trust:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Mellon Funds Trust
(comprised of the Mellon Balanced Fund, Mellon Bond
Fund, Mellon Emerging Markets Fund, Mellon Income
Stock Fund, Mellon Intermediate Bond Fund, Mellon
International Fund, Mellon Large Cap Stock Fund,
Mellon Massachusetts Intermediate Municipal Bond
Fund, Mellon Mid Cap Stock Fund, Mellon Money Market
Fund, Mellon National Intermediate Municipal Bond
Fund, Mellon National Municipal Money Market Fund,
Mellon National Short-Term Municipal Bond Fund,
Mellon Pennsylvania Intermediate Municipal Bond Fund,
Mellon Short-Term U.S. Government Securities Fund,
Mellon Small Cap Stock Fund, Mellon U.S. Core Equity
130/30 Fund ) (the "Funds") complied with the
requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 as of
August 31, 2007.  Management is responsible for the
Funds' compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds' compliance
based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of August 31, 2007 and with respect to agreement
of security purchases and sales, for the period from
May 31, 2007 (the date of our last examination),
through August 31, 2007:
1. 	Reconciliation between the Funds' accounting
 records and the custodian's records as of August
31, 2007 and verified reconciling items;
2.         Confirmation of pending purchases for the
 Fund as of August 31, 2007 with brokers, and
where responses were not received, inspection of
documentation corresponding to subsequent cash
payments;
3.	Agreement of pending sale activity for the
Fund as of August 31, 2007 to documentation of
corresponding subsequent cash receipts;
4.	Agreement of Dreyfus Family of Funds' trade
tickets for 15 transactions  for the period May
31, 2007 through August 31, 2007, to the books and
records of the Funds noting that they had been
accurately recorded and subsequently settled;
5.	We reviewed Mellon Global Securities
Services Report on Controls Placed in Operation
and Tests of Operating Effectiveness ("SAS 70
Report") for the period July 1, 2006 through June
30, 2007 and noted no negative findings were
reported in the areas of Asset Custody and
Control; and
6.	We inquired of the Custodian who
concurred that all control policies and
procedures detailed in Section IV Control
Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from June 30, 2007 through August 31, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that Mellon Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the
information and use of management and the Board of Trustees of Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2007

November 26, 2007

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of the following funds:

Mellon Balanced Fund, Mellon Bond Fund, Mellon
Emerging Markets Fund, Mellon Income Stock Fund,
Mellon Intermediate Bond Fund, Mellon
International Fund, Mellon Large Cap Stock Fund,
Mellon Massachusetts Intermediate Municipal
Bond Fund, Mellon Mid Cap Stock Fund, Mellon
Money Market Fund, Mellon National Intermediate
Municipal Bond Fund, Mellon National Municipal
Money Market Fund, Mellon National Short-Term
Municipal Bond Fund, Mellon Pennsylvania
Intermediate Municipal Bond Fund, Mellon
Short-Term U.S. Government Securities Fund,
Mellon Small Cap Stock Fund, Mellon U.S. Core
Equity 130/30 Fund, each a series of Mellon
Funds Trust (the "Funds"), is responsible for complying with the requirements of subsections
 (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
 Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those
requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of August 31, 2007 and from May 31,
2007 through August 31, 2007.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of August 31, 2007 and from May 31,
2007 through August 31, 2007 with respect to securities reflected in the investment accounts of the Funds.

Mellon Funds Trust

James Windels
Treasurer